[Leeb Capital Management, Inc. Letterhead]

Letter Agreement

_______________, 2006

To:	Unified Series Trust
431 North Pennsylvania Street
Indianapolis, Indiana 46204

Dear Sirs:

You have engaged us to act as the sole investment advisor to the Leeb Focus Fund (the “Fund”) pursuant to a Management Agreement approved by the Board of Trustees.

We hereby agree to waive our management fee and/or reimburse certain Fund operating expenses, but only to the extent necessary to maintain the Fund’s annual net operating expenses, excluding brokerage fees and commissions, borrowing costs (such as interest and dividend expenses on securities sold short), taxes, extraordinary expenses and any indirect expenses (such as expenses incurred by other investment companies in which the Fund may invest), at 1.75% of the average daily net assets of the Retail Class, and 1.50% of the average daily net assets of the Institutional Class, from commencement of Fund operations through November 30, 2008. Each waiver or reimbursement of an expense by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the above expense limitations.

Very truly yours,

Leeb Capital Management, Inc.

By:_____________________________

Name:

Title:

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By:_____________________________
Anthony J. Ghoston, President

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